Mail Stop 6010

June 7, 2006

Terrance J. Bruggeman
Executive Chairman
Somanta Pharmaceuticals, Inc.
19200 Von Karman Avenue, Suite 400
Irvine, California 92612

Re: Somanta Pharmaceuticals, Inc.
        Amendment No. 2 to Registration Statement on Form SB-2
        Filed May 17, 2006
        File No. 333-132176

Dear Mr. Bruggeman:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Registration Statement Cover Page

1.   We note your disclosure on the prospectus cover page that you are registering 9,390,320 shares of common stock, which the selling stockholders will offer initially at a price of $0.60 per share. Please reconcile this with the proposed maximum aggregate offering price indicated in the fee table.

Determination of Offering Price, page 21

2.   We note your response to prior comment 4 from our letter dated May 5, 2006 and your revised disclosure on page 21. Please reconcile the fact that selling stockholders <u>are required</u> to sell at a fixed price as disclosed on your prospectus cover with your disclosure on page 21 that you "do not know if any selling stockholder will actually sell any shares offered hereby at a price of $0.60 per share, and they <u>are not obligated</u> to do so."

Selling Stockholders, page 22

3.   We note your response to prior 5. Please tell us why you removed the disclosure identifying Lake End Capital, LLC as a broker-dealer or affiliate of a broker-dealer.

4.   We note your response to prior comment 8 and reissue the comment. Note that all shares beneficially owned by selling stockholders should be reflected in the second column of the selling stockholder table, while the number of shares selling stockholders are offering should be reflected in the third column.

Business, page 29

5.   From your response to comment 11, it is unclear how investors can evaluate your business, contracts and results without information regarding the milestones to which you have committed, the obligations or payments that are reasonably likely to become due or receivable, the extent and termination of exclusivity provisions, and other material provisions of your contracts. Therefore, we reissue the comment.

Products, page 34

6.   We reissue comment 14. Rule 436 requires that you obtain the consent of experts when prospectus disclosure summarizes their reports. Much of your disclosure supporting your business is based on summaries of studies by third party experts. The experts should consent to such summaries.

Management, page 58

7.   We note your response to prior comment 19. Please reconcile the remaining discrepancies between the disclosure regarding the tenure of your executive management and directors here and the disclosure regarding your management and directors in your most recent Form 10-K.

Related Transactions, page 66

8.   Please file the agreements mentioned in this section.

9.   Please quantify the outstanding principal and interest mentioned in the penultimate paragraph.

10.   Please disclose the amount paid or owed under the agreement mentioned in the last paragraph. Also disclose the duration of this and the other agreements mentioned in this section.

11.   Please tell us the authority which permits you to exclude from this section the amounts mentioned in response to our prior comment 22.

Security Ownership, page 68

12.   Please include a row in the table for each officer in your summary compensation table.

Somanta Incorporated Consolidated Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-11

Note 8. Stockholder's Transactions, page F-16

13.   We note your response to prior comment 31. We note that you are using a volatility factor of zero for the grant of warrants to non-employees. Please tell us why you believe it is appropriate to use a volatility factor of zero. Please note the guidance of Footnote 1 to EITF 96-18, which states that the minimum value method prescribed in paragraph 20 of SFAS 123 is not an acceptable method for determining the value of non-employee awards by nonpublic companies.

Somanta Pharmaceuticals, Inc. Condensed Consolidated Financial Statements, page F-28

Note 5. Private Placement, page F-41

14.   Please refer to prior comment 34.   We note you continue to reference the guidance of EITF Topic D-98 as the basis for your accounting for the liquidated damages. Please note that the liquidated damages arising from the registration rights agreement are not within the scope of EITF Topic D-98. While the liquidated damages are a pertinent factor in evaluating the accounting for the Series A Convertible Preferred Stock and the warrants, the accounting for the liquidated damages is the same as that for ongoing liabilities. As such, you should accrue a liability for the liquidated damages during the periods in which you are not in compliance with the registration rights agreement. Please revise your financial statements to remove the liability for liquidated damages as it appears that you have not yet incurred any liability under the liquidated damages clause. Please note that at the point that you fail to comply with the registration rights agreement, you should begin to accrue the liquidated damages liability of 1% per month as specified in your registration rights agreement.

Terrance J. Bruggeman
Somanta Pharmaceuticals, Inc.
June 7, 2006
Page 4

Exhibit 16.1

15.   Please refer to prior comment 26. We note that you included a letter from Meril
        Solomon Bertiger & Gutilla, P.C that references certain paragraphs contained on
        page 59 and Item 4.01 of this registration statement. However, these references
        do not appear to be correct as the disclosure is on page 75 and there is no Item
        4.01 included in the filing. Please obtain an updated letter from Meril Soloman
        Bertiger & Gutilla, P.C. that references the appropriate section of the registration
        statement.

Form 10-QSB for the Quarter Ended January 31, 2006

16.   Please amend your quarterly reports on Form 10-QSB to address the comments
        issued in this letter and in our letters dated March 29, 2006 and May 5, 2006, as
        appropriate.

*   *   *   *   *

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

        You may contact Tara Harkins at (202) 551-3639 or Kevin Vaughn at (202) 551-
3643 if you have questions regarding comments on the financial statements and related
matters. Please contact Donald C. Hunt at (202) 551-3647 or me at (202) 551-3617 with
any other questions.

                                                Sincerely,

                                                Russell Mancuso
                                                Branch Chief

cc (via fax): Adam C. Lenain, Esq. – Foley & Lardner LLP